UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2013 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE INFORMATION SET FORTH IN THIS REPORT ON FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION NOS. 333-188714, 333-171781, 333-152010 AND 333-133968), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Contents

This report on Form 6-K of Perion Network Ltd. ("Perion") consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

(1)
Proxy Statement in connection with the Extraordinary General Meeting of Shareholders of Perion to be held on November 18, 2013, attached as Exhibit 99.1 hereto, together with the following appendices thereto:

Appendix A – Share Purchase Agreement by and among Perion, Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013, attached as Exhibit 99.2 hereto;

Appendix B – Opinion of RBC Capital Markets, LLC, attached as Exhibit 99.3 hereto;

Appendix C – Form of Registration Rights Undertaking, attached as Exhibit 99.4 hereto;

Appendix D – Form of Voting Agreement of Significant Conduit Shareholders, attached as Exhibit 99.5 hereto;

Appendix E – Form of Standstill Agreement, attached as Exhibit 99.6 hereto;

Appendix G – Form of D&O Indemnification Agreement, attached as Exhibit 99.7 hereto;

Appendix H – Compensation Policy of Directors and Officers, attached as Exhibit 99.8 hereto; and

Appendix I – Perion Equity Incentive Plan, attached as Exhibit 99.9 hereto.

(2)
Form of Proxy Card for holders of Ordinary Shares of Perion in connection with the Extraordinary General Meeting of Shareholders of Perion, to be held on November 18, 2013, attached as Exhibit 99.10 hereto.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: October 15, 2013

Exhibit Index
Exhibit	Description
Number	of Exhibit

99.1	Proxy Statement in connection with the Extraordinary General Meeting of Shareholders of Perion to be held on November 18, 2013.

99.2	Appendix A – Share Purchase Agreement by and among Perion, Conduit Ltd. and ClientConnect Ltd., dated as of September 16, 2013.

99.3	Appendix B – Opinion of RBC Capital Markets, LLC.

99.4	Appendix C - Form of Registration Rights Undertaking.

99.5	Appendix D - Form of Voting Agreement of Significant Conduit Shareholders.

99.6	Appendix E - Form of Standstill Agreement.

99.7	Appendix G - Form of D&O Indemnification Agreement.

99.8	Appendix H - Compensation Policy of Directors and Officers.

99.9	Appendix I - Perion Equity Incentive Plan.

99.10	Form of Proxy Card for holders of Ordinary Shares of Perion in connection with the Extraordinary General Meeting of Shareholders of Perion to be held on November 18, 2013.